Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

4 March 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

SUPPL

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

09045525

PROCESSED
MAR 10 2009
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	9 December 2008 re Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Catherine Livingstone and Michael Satterthwaite; and • Securities held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	23 February 2009
No. of securities held prior to change	• 646 MQG shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 6,423 MQG shares held by Easdale Pty Limited.
Class	MQG shares
Number acquired	1,911 MQG shares transferred to Easdale Pty Limited from Catherine Livingstone & Michael Satterthwaite.
Number disposed	1,911 MQG shares transferred from Michael Satterthwaite and Catherine Livingstone to Easdale Pty Limited.

cag_cosec_syd_prd/118259_1

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.60 per MQG share
No. of securities held after change	• 646 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); and • 8,334 MQG shares held by Easdale Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred via off market transfer

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 March 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	9 December 2008 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

cag_cosec_syd_prd/118286_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions has been amended from 21 May 2009 to 8 May 2009: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 8 May 2009, in respect of those shares; • The Zero Cost Collar transaction between David Clarke and MBL in respect of 153,296 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 8 May 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 8 May 2009, in respect of those shares. The following existing Zero Cost Collar transactions remained unchanged: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	25 February 2009

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	N/a

Dated: 2 March 2009

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,320
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	18,320 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,437,267	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,381,907	Options over Ordinary Shares at various exercise prices
		1,451,317	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,451,317 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 March 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
Australia

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

ASX/Media Release

MACQUARIE GROUP – LISTED SPECIALIST FUNDS

SYDNEY, 2 March 2009 – Macquarie Group notes that on 27 February 2009, Macquarie Infrastructure Group (MIG) announced the completion of the sale of a 25% interest in Westlink M7 for $A402.5million, a 5% discount to the 30 June 2008 directors' valuation, bringing the current MIG cash balance to approximately $A1billion.

Macquarie notes that MIG has also announced that a sales process for its remaining 25% interest in Westlink M7 is underway and that it will continue to consider opportunities to realise value from its portfolio for security holders.

Macquarie also notes that Macquarie Media Group (MMG) has today announced that it intends to seek security holders' approval to utilise up to $A50million of its current $A329million cash balance to buy back securities via both an off market buyback tender and an on market buyback. This is in addition to the on market buyback of up to 10% of MMG's securities already underway.

Macquarie notes these are continuing steps being implemented by a number of the Macquarie specialist listed funds to enhance security holders value. These steps have focussed on closing the gap between the current security prices and the value of the underlying businesses and on ensuring that the funds have an appropriate capital and funding structure for the current funding and economic environment.

In terms of debt funding arrangements, none of the businesses within the Macquarie ASX listed specialist infrastructure funds have any uncovered refinancing requirements for 2009. For the major listed real estate funds (Macquarie Office Trust and Macquarie CountryWide Trust), the 2009 refinancing requirements are currently anticipated to be covered by initiatives already completed or announced.

Specific Initiatives at Specialist Listed Funds

Since the beginning of 2008, Macquarie's specialist listed funds have completed or announced a significant number of initiatives focussed on delivering value for fund security holders and ensuring an appropriate capital and debt structure, including:

Asset Sales

- MIG
  - As noted above, the sale by MIG of 25% of Westlink M7 to QIC for A$402.5m on 1 December 2008 for a 5% discount to the 30 June 2008 directors valuation;
  - Sale by MIG of its 30.6% interest in Lusoponte for €112m (A$227m) on 30 September 2008 for a 2% discount to the 30 June 2008 valuation;
- MAp
  - Sale by Macquarie Airports (MAp) of 50% of its interest in Copenhagen Airports and 42% of the interest in Brussels Airport for a total consideration of €941m on 20 August 2008 consistent with the 30 June 2008 MAp directors valuation;
- MCG
  - Sale by Macquarie Communications Infrastructure Group (MCG) of its entire interest in Global Tower Partners for US$363m on 22 August 2008;
- MMG
  - Sale by MMG of its entire interest in Taiwan Broadband Communications for a total consideration of A$392m on 12 March 2008;
- Real Estate Funds
  - Sale by Macquarie Office Trust (MOF) of its entire interest in the Wachovia Financial Centre for US$182.5m on 12 December 2008; and
  - Asset sales (completed and contracted) by Macquarie CountryWide Trust (MCW) across its Australian and US portfolios totalling A$548m since October 2008.

The proceeds from these asset sales have been used to either repay debt facilities, returned to security holders or retained on the fund's balance sheet as surplus cash.

Debt refinancing

- MIG
  - 407 ETR completed C$500m of debt refinancing in January 2009;
  - APRR completed approximately €600m of debt refinancing since July 2008;
- MAp
  - Sydney Airport completed A$776m of debt funding facilities in November 2008, as part of the funding of new and existing capital expenditure plans totalling approximately A$1.3bn;
  - MAp completed the withdrawal and complete economic defeasance of its A$904m TICkETS liability in November 2008;
  - Copenhagen Airport agreed with its banks a DKK 932m refinancing of working capital facilities extending their maturity until 2012 and the raising of additional capital expenditure facilities in February 2009.
- MCG
  - Broadcast Australia completed A$250m of bond refinancing and extended the maturity for the majority of its capital expenditure and working capital facilities in February 2009; and
- Real Estate Funds
  - MOF agreed a 2 year extension of $A900m syndicated debt facility to September 2011, in December 2008. This facility will reduce by the Wachovia Financial Centre sale proceeds.

Capital Management

- MIG
  - MIG announced a buyback of up to 10% of its securities on issue on 21 August 2008, of which, to date, approximately 107million securities have been bought back at an average price of approximately A$1.95;
- MAp
  - MAp announced the deleveraging of Sydney Airport on 23 February 2009 by supporting a shareholder equity subscription to fund repayment of total debt facilities of A$870m maturing in late 2009. This step follows the announcement of an injection of A$513m from Sydney Airport shareholders on 26 November 2008 as part of the funding for new and existing capital expenditure facilities;

- MAp will have cash balances in excess of A$500m and has stated its intention to review uses for its surplus cash as trading conditions become clearer during the course of the year;
- MCG
  - MCG has bought back A$440m of exchangeable bonds at an approximate 10% discount to face value ahead of their due dates in 2010 and 2011;
- MMG
  - As noted above, MMG has today announced that it intends to seek security holders approval to utilise up to A$50 million of its current cash balance to buyback securities via both an off market buyback tender and an on market buyback. This approval is in addition to the on market buyback of up to 10% of MMG's securities already underway;
- Real Estate Funds
  - MOF completed a capital raising A$508m in January 2009 through an accelerated non-renounceable entitlement offer and placement at an offer price of A$0.20 per unit; and
- Other Funds
  - The privatisation of Macquarie Capital Alliance Group by a consortium of secondary private equity investors and Macquarie Group for total consideration of A$3.40 per security representing a 62% premium to the pre announcement security price was announced on 16 June, 2008.

Future Listed Specialist Fund Activity
Following on from these successful initiatives, Macquarie notes that a number of its major specialist listed funds have stated they are reviewing a range of further initiatives focussed on closing the gap between valuation and security market price and ensuring an appropriate capital structure for the overall fund and its underlying assets. These initiatives, while incomplete and confidential at this stage, may include major asset sales, further debt refinancing, fund privatisation, security buybacks and capital returns.

In accordance with the funds' corporate governance policies and procedures, which ensure that each fund is managed on a standalone basis in the best interests of its security holders, all of these initiatives will require the approval of the fund's Independent Directors and, in most cases, will also require approval by fund security holders prior to completion.

Macquarie Group and the Listed Specialist Funds
Macquarie's listed specialist funds represent only a small part of the overall Group's operations and earnings. Included within the outlook guidance provided at the Macquarie Operational Briefing on 5 February 2009, it is estimated that the listed funds will provide less than 5% of operating income before impairments for the Group for the year to 31 March 2009.

Macquarie has no outstanding capital commitments to its listed specialist funds. It has no plans to increase its investment in the listed funds. The successful conclusion of the initiatives noted above is likely to result in a return of capital from the listed funds over the next 6 months.

Contacts:

Stuart Green, Macquarie Group Investor Relations	+61 2 8232 8845
Paula Hannaford, Macquarie Group Corporate Communications	+61 2 8232 4102

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

Macquarie Group comments on market speculation

SYDNEY, 26 Feb 2009 – Macquarie Group Limited has been made aware of market speculation about a potential capital raising. In response, Macquarie advises:

- Macquarie's regulatory capital position remains strong, with $A2.9 billion of capital in excess of the Group's minimum capital requirements at 31 December 2008.
- There are no current plans for a capital raising.

Other than the comments above regarding market speculation, Macquarie is not aware of any other explanation for the price change in the securities of the company today. The company is in compliance with the listing rules and, in particular, listing rule 3.1.

Macquarie will announce its full year results for the financial year to 31 March 2009 on 1 May 2009.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Corporate Communications

Paula Hannaford
+612 8232 4102

END